UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                 FORM 10-SB


                       GENERAL FORM FOR REGISTRATION OF
                                 SECURITIES
                           OF SMALL BUSINESS ISSUERS

      Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                      SILVER STATE VENDING CORPORATION
           -----------------------------------------------------
              (Name of Small Business Issuer in its charter)


            Nevada                                    88-0860379
          ----------                                -------------
(State or other jurisdiction of                   (I.R.S. employer
incorporation or organization)                     identification
                                                   number)


236 S. Rainbow Bl., Suite 468, Las Vegas, Nevada               89128
------------------------------------------------          --------------
(Address of principal executive offices)                    (Zip Code)

Issuer's Telephone Number:      (702) 363-0066

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:  n/a

Name of exchange on which each class is to be registered:  n/a

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001 per share

               INFORMATION REQUIRED IN REGISTRATION STATEMENT


ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

     Silver State Vending Corporation (the "Company") was organized as a Nevada corporation on September 30, 1996. The Company currently provides coin-operated vending services to Las Vegas and the greater southern Nevada area. To date, the Company has concentrated on the sale of bulk candy.

PRINCIPAL PRODUCTS AND MARKETS

     Currently, the Company's revenue relies on the "VENDESIGN," four in one carousel machine, for the sale of bulk candy. The Company will use national brand named candy products in its machines, such as M&M peanuts, Mike & Ike, Boston Baked Beans, Hot Tamales, Skittles, Jelly beans, and a variety of nut products. In general, bulk candy ranges from gum balls to Swedish mints, with the type of products used in the machines determined by the location, foot traffic, age and type of audience, and in many cases, the owner of where the machine is placed.

     The "VENDESIGN," four in one carousel machine is one of the most efficient machines in the market place. These machines display 374 square inches of candy in four large canisters, while occupying approximately one square foot of floor space. Management believes that this is a great advantage over the bulkier vending machines and enables the Company to place a larger quantity of machines.

     The Company's main focus has been on locating areas of high traffic and visibility to place machines. Concentrating on the performance of the machines, coupled with servicing and maintaining of the machines the Company believes that a personal relationship with their clients will increase productivity. The Company feels that clients are historically being over looked or even neglected after the placement of the machines. In today's business world other companies have over-looked the need to be in direct contact with clients, thus creating a market to those companies that will devote time to the individual needs of each client.

METHODS OF DISTRIBUTION

     The Company's business is dependent upon the Management's ability to purchase, place and service its quality vending machines. The Company will rely upon Management's abilities and years of experience in the vending industry. The company will look to acquire vending businesses in the local and regional area of southern Nevada as means of expansion.

     The Company relies upon word-of-mouth and referrals to help establish its client base. To date the Company has generated a large portion of its client base from these referrals. When the Company is able to better identify and focus on more specific markets it will adjust its distribution methods accordingly.

SUPPLIERS

     The Company obtains its bulk candy from a number of sources. Its principal suppliers are Sam's Club, as well as Price Costco wholesale distributors located in Las Vegas, Nevada. The Company has no exclusive arrangements with any company and therefore, may obtain its products from any source. Relationships have been established at executive levels within the Company's suppliers in order to ensure quality products, contain costs, and receive superior service.

COMPETITION

The Company anticipates competition from the already well-established national vending /bottling distributors such as, the Pepsi-Cola Company, the Coca Cola Bottling Company of Las Vegas, Frito-Lay Inc., and from local based operations such as Horizon Vending Corporation, Snac's Incorporated, Southwest Services, and Weymouth Distributing Company Inc., who offer vending machines, bulk candy, service contacts, sales routes and services similar to those of the Company. In this respect, the Company plans to focus in three specific areas in which it believes it has an advantage.

The Company believes it has three competitive advantages:

    (A) Service. The Company believes the introduction of the "VENDEDISN" vending machine will reflect quality, design and buying appeal. The Company's goal is to provide machines that give the public both quality machines, with fresh products, and commit to maintain these machines frequently. The Company will stay flexible by placing machines in all sectors of the market. By placing the machines in high traffic areas, the Company's goal is to stay flexible to the client's ideas and recognition of need for certain bulk candy products. The ability to offer a one on one consultation with the client will be to the advantage of the Company, by addressing the needs of each individual client and working with them on a personal level, the Company can provide for their specific needs.

    (B) Quality. The Company realizes that the success of any business is dependent on the quality of its vending products. The Company believes that you get what you pay for. By offering quality products and competitive prices, management believes it will increase business as well as the profitability of the Company, and have an advantage over competitors by rotating products and finding the types of products that work in that vending area. The quality and freshness of products and the rotation of the products will insure the clients happiness and satisfaction.

    (C) Efficiency. The Company feels that time and efficiency will be an important factor to many potential clients. After receiving a contact for the Company's services, the client will receive quick placement of the Company's machines with the freshest products available in the hopes that it will enhance the relationship with its clients. The area of placement of machines is a very important element to the success of an individual location. The Company will advise the client to the most productive area of client's environment for placement. Management's biggest challenge, and the determining factor of the success of the Company, will be the productive placement of machines.

SEASONALITY

     Management is not aware of any seasonality in the vending industry.

EMPLOYEES

     The Company currently has only two employee, its President, Raoul Ramirez and its Secretary, Arvon Burton. Mr. Ramirez and Mr. Burton do not devote their full attention to the affairs of the Company. As growth of the Company continues, additional employees will be added when necessary.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

GENERAL

     The Company currently operates at 236 S. Rainbow Bl., Suite 468, Las Vegas, Nevada 89128. The Company's principal business is providing bulk vending goods to the greater Las Vegas area, as well as southern Nevada.

Results of Operations for the Period Ending December 31, 1998
-------------------------------------------------------------
     From September 30, 1996 (date of inception) to December 31, 1997, the Company generated no revenues. The Company did not commence business operations in 1997.

     The following is a discussion of the results of operations for the year ended December 31, 1998.

     Total revenues for the year ended December 31, 1998 were $905 as compared to $0.00 in 1997, respectively. The increase achieved in 1998 represents the commencement of business operations.

     Total costs and expenses increased for the year ended December 31, 1998 as compared to 1997 by $3,688, to $7,170 from $3,482. This increase was due to costs incurred by the Company commencing operation in 1998. Operational costs were increased as a result of sales in 1998.

     The net income for the year ended December 31, 1998 was $<6,582> and was associated with the increase in general expenses and the commencement of business operations of the Company in 1998.

Liquidity and Capital Resources

     Cash as of December 31, 1998 was $9,776 as compared to $24,143 as of December 31, 1997. The change was primarily the net of cash $14,367, used by operating activities and the purchase of vending machines and inventory.


PLAN OF OPERATION

     During the next twelve months the Company's plan of operation is dependent upon management's ability to purchase, place and service the Company's vending machines. The Company will rely upon management's abilities and years of experience in the vending industry, both in the bulk and refrigerated vending sectors.

     The Company in the next twelve months is looking to implement the services of J & S Vending & Locating as an additional avenue for placement of vending machines in high profile areas. J & S Vending & Locating, a division of The J & S Group of Cedar Hills, TX., offers the following services which the company feels are beneficial for growth and expansion:

           1) The right to reject any location up front for any reason.

           2) 45 day on site guarantee - if you lose that location for any reason within the 45 days, J & S Vending and Locating will replace that location to you at no charge

           3) 30 day guarantee - if your machine makes $10.00 or less, then J & S Vending & Locating will replace that location at no charge.

     These services, along with management's current exposure to a large portion of the apartment industry in southern Nevada, due to other responsibilities of management, the company feels it can expand its business base.

     During the next twelve months, the Company's cash requirements will include its lease payments on the Company's office space in Las Vegas, Nevada, as well as miscellaneous overhead. Management believes that the Company's existing cash resources and cash generated from operations will be sufficient to fund the Company's ongoing operations through the remainder of 1999 and be sufficient to provide for the foregoing cash requirements for day to day operations in the next twelve months. There is no guarantee that the budgeted funds will be sufficient to achieve these goals.

     Management believes that it will not achieve profitability until it is able to realize approximately $5,000 in gross sales per month. The Company has no guarantee that it will be able to achieve this goal in the next twelve months.

     The Company may require additional funds and time to achieve these goals. Even if the Company begins generating revenues, it could require additional funding for expansion. The Company may find it difficult to succeed in securing additional financing. The Company may be able to attract some private investors, or an officer and/or director may be willing to make additional cash contributions, advancements or loans. Or, as an alternative, the Company could attempt some form of debt or equity financing.

YEAR 2000 ISSUES
-----------------

     The Company has conducted a comprehensive review of its computer, telephone and alarm systems to identify the systems that could be affected by the Year 2000 issue and is developing an implementation plan to resolve the issue.

     The issue pertains to whether or not computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The company is heavily dependent on computer processing in the conduct of its business activities.

     The Company has identified three areas which could be affected by the Year 2000 issue: computer systems, shipping services and telephone systems.

    A.     Computer Systems

           The Company uses a variety of computer software packages to operate the business, the majority of which are small "canned" programs which are used in day-to-day operations. The Company has reviewed the software it uses (i.e., Microsoft Office with the upgrade to Microsoft Office 2000 and related programs) and has been assured by Microsoft Corporation that its products that it uses are new enough to not be affected by any Year 2000 issues.

     B.    Shipping Services

           The Company currently uses the United Parcel Service for parts for the vending equipment. The Company was assured by a spokesperson for United Parcel Service that there will be no interruption by the Year 2000 and will not be affected adversely by any Year 2000 concerns.

     C.    Telephone Systems

           The Company uses the only local carrier in Las Vegas, Sprint, for its telephone system. Sprint uses a Nortel DMS 100 system which will accommodate Y2K issues.

           The Company will experience no additional costs to upgrade or modify the phone systems to accommodate any Year 2000 issues.

     Based on the review of the computer systems, management does not believe the cost of remediation will be material to the Company's financial position and result of operations.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company maintains a monthly rental with an organization from which it rents an address/postal box and telephone answering service. The annual rental on this space is approximately $180 and includes the use of a small desk area. The Company has not signed a lease on this space but has prepaid the rental through May of 2000. The Company utilizes a portion of its Secretary's home (720 N. 23rd Street, Las Vegas, NV 89101) for storing of bulk candy inventory.

     Also, the Company leases a 10x15 feet storage unit from West Sahara Mini Storage at 6318 W. Sahara Ave., Las Vegas, NV 89102, on a month to month basis at the rate of $96.00 per month. The Company signed a one year lease and has prepaid the monthly rental through May of 1999.


4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of March 12, 1999, with respect to the beneficial ownership of the common stock by each officer and director of the Company, each person (or group of persons whose shares are required to be aggregated) known to the Company to be the beneficial owner of more than five percent (5%) of the common stock, and all such directors and executive officers of the Company as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as beneficially owned by them.

Title of   Name and Address                Amount & Nature        Percent of
Class      of Beneficial Owner             of Beneficial Owner    Class
----------------------------------------------------------------------------
-

Common     Raoul Ramirez<F1>              4,500,000<F2>          39%
           1205 Daytona Lane
           Las Vegas, NV 89117

Common     Arvon Buton<F1>                  500,000<F3>         4.4%
           720 N. 23rd Street
           Las Vegas, NV 89101

Common     Charles R. Powell              4,500,000<F2>          39%
           5900 Mira Costa
           Las Vegas, NV 89108

Common     All Officers and Directors     5,000,000<F2>        43.4%
           as a Group (2 Persons)

<F1>   An Officer and Director of the Company.

<F2>   These shares are restricted.

<F3>   These shares are control stock for which the resale is limited under
       Rule 144(e) to 1% of the shares outstanding every 90 days.

CHANGES IN CONTROL

      The Company has no arrangements which might result in a change in control of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
AND CONTROL PERSONS

     The following table sets forth the directors and executive officers of the Company, their ages, and all positions with the Company.

Name                            Age         Position
____________________________________________________________________________

Raoul Ramirez                   40         President and a director
1205 Daytona Lane                          of the Company
Las Vegas, NV 89117

Arvon Burton                    74         Secretary/Treasurer and director
720 N. 23rd Street                         the Company
Las Vegas, NV 89101

     Raoul Ramirez, 40, is President and a director of the Company. In 1987, Mr. Ramirez completed a joint apprenticeship/correspondence program which specialized in fire suppression, offered by the State University of Dallas, Texas. From 1981 to 1985, Mr. Ramirez worked for Sun Automatic Fire Sprinkler/Consolidated Auto Fire Systems Co. in El Paso, Texas. From 1985 to 1987, Mr. Ramirez worked for West Coast Fire Protection in Van Nuys, California. From 1987 to 1989, Mr. Ramirez worked for Sierra Fire Protection in Las Vegas, Nevada. From 1989 to 1995, Mr. Ramirez worked as a Field Fire Inspector for Reynolds Electrical and Engineering Co., a Nevada based company. From 1995 to 1996 Mr. Ramirez worked as a fire Protection Systems Specialist for Tri State Fire Protection, based in Las Vegas, Nevada and from 1997 to the present time, Mr. Ramirez has been employed as a Certified Fire Inspector for Certified Fire Protection, located in Las Vegas, Nevada. Mr. Ramirez has decided to approach a new venture in the vending business which is in great demand as expressed through the clients of Certified Fire Protection.

     Arvon Burton, age 74, is Secretary/Treasurer and a director of the Company. From 1956 to 1958, Mr. Burton was the Department Manager and buyer for Vegas Village Department Stores located in Las Vegas, Nevada. From 1958 to 1969 Mr. Burton was the Office Personnel Manager for Seven-Up Bottling Company, located in Las Vegas, Nevada. From 1978 to 1979, Mr. Burton worked for the Seven-Up Bottling Company in Salt Lake City, Utah as the Manager of the Fountain and Vending Department. From 1971 to 1990, Mr. Burton was owner of General Health Foods, located Las Vegas, Nevada. From 1990 to 1995, Mr. Burton was Manager of the Sensuous Sandwich, located in Las Vegas, Nevada. From 1995 to 1996, Mr. Burton was President and a director of Copy Systems, Inc., a publicly traded corporation. Copy Systems has since been acquired by Granatelli Performance Products, Inc. and is trading under the symbol LUBR. From 1999 to the present, Mr. Burton is a Funeral Director for Palm Mortuary in Las Vegas, Nevada.

FAMILY RELATIONSHIPS

     There are no family relationships among the Company's directors and/or executive officers.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     To the best of management's knowledge, during the past five years, no present or former director or executive officer of the Company:

          (1) Has filed a petition under federal bankruptcy laws or any state insolvency law, had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which she was a general partner at or within two years before the time of such filing, or any corporation or business association of which she was an executive officer at or within two years before the time of such filing;

          (2) Was convicted in a criminal proceeding or named the subject of a pending criminal proceeding (excluding traffic violations and other minor offences);

          (3) Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining her from or otherwise limiting her involvement in any type of business, securities or banking activities; or

          (4) Was found by a court of competent jurisdiction in a civil action, by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated any federal or state securities law.

ITEM 6.  EXECUTIVE COMPENSATION

     The following table sets forth the compensation received by the Company's President since inception in September of 1996. There are no other officers of the Company who have been paid any compensation.

                         SUMMARY COMPENSATION

Name and Principal                                               All other
Position                         Year                         Compensation
--------------------------------------------------------------------------

Raoul Ramirez                    1998                           $1,000<F1>
President                        1997                              -0-
                                 1996                              -0-

<F1>    Mr. Ramirez received $1,000 as non-salary compensation for his assistance in the organization of the Company. The $1,000 was paid in January of 1998. No additional compensation in any other form has been paid nor is there currently any plan or arrangement for future compensation.

OPTIONS/SAR GRANTS

     There were no stock options or stock appreciation rights granted to any executive officer since its inception through the present date.

AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR END
OPTION/SAR VALUE TABLE

     Not applicable.

LONG TERM INCENTIVE PLANS

     There are no long term incentive plans in effect and therefore no awards have been given to any executive officer in the past year.

COMPENSATION OF DIRECTORS

     The Company pays no fees to members of the Company's Board of Directors for the performance of their duties as directors. The Company has not established committees of the Board of Directors.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT
AND CHANGE IN CONTROL ARRANGEMENTS

     The Company has no employment contracts in effect with any of the members of its Board of Directors or its executive officers nor are there any agreements or understandings with such persons regarding termination of employment or change-in control arrangements.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There have been no material transactions in the past two years or proposed transactions to which the Company has been or proposed to be a party in which any officer, director, nominee for officer or director, or security holder of more than 5% of the Company's outstanding securities is involved.

     The Company has no promoters other than its President, Raoul Ramirez and its Secretary, Arvon Burton. There have been no transactions which have benefitted or will benefit Mr. Ramirez or Mr. Burton either directly or indirectly.


ITEM 8.  LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. None of the Company's officers, directors, or beneficial owners of 5% or more of the Company's outstanding securities is a party adverse to the Company nor do any of the foregoing individuals have a material interest adverse to the Company.


ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

     The Company has no public trading market for its common stock. Although the Company intends to seek a quotation for its common shares on the Over-the-Counter Bulletin Board in the future, there is no assurance the Company will do so, nor is there any assurance that should the Company succeed in obtaining a listing for its securities on the OTC Bulletin Board or on some other exchange, that a trading market for the Company's stock will develop. There are no outstanding options, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of its common stock for any shareholder.


STOCKHOLDERS

     The Company's transfer agent, Silver State Transfer & Registrar, confirms that, as of March 01, 1999, there are 43 shareholders of record for the Company.


DIVIDENDS

     To date, the Company has not paid any dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. The Board does not intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company's business operations. Under Nevada Corporate Law, dividends may be paid out of surplus or, in case there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the proceeding fiscal year.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     On September 30, 1996, in connection with its organization, the Company sold 9,000,000 shares of its common stock to two investors at $.001 per share pursuant to Section 4(2) of the Securities Act of 1933. These securities were issued as follows: 500,000 shares to Charles R. Powell in exchange for cash for an aggregate of $500.00; and 500,000 shares to Raoul Ramirez in exchange for cash for an aggregate of $500.00. 4,000,000 shares were issued to Charles Powell in exchange for services rendered to the Company in connection with the forming, organizing and developing of the business plan and 4,000,000 shares to Raoul Ramirez in exchange for services rendered to the Company in connection with the forming, organizing and developing of the business plan. There were no underwriting discounts or commissions involved in the sale of these securities.

     The Company undertook a public offering which commenced November 21, 1997 and terminated on December 31, 1997, the Company sold an aggregate of 2,409,500, of which, 850,000 is limited under the provisions of Rule 144(e) because these shares were issued to affiliates or control persons and is therefore Control Stock. The remaining 1,559,500 of the 2,409,500 shares were issued to non-affiliates, and is therefore free trading. The Company has a total of 41 investors at a sales prices of $.01 per share pursuant to an exemption from registration provided by Regulation D, Rule 504. All of the 2,409,500 shares were issued in reliance on the federal exemption from registration under Rule 504 of Regulation D and for which a Form D was filed with the U.S. Securities Exchange Commission (the "SEC") on April 10, 1997. These securities were sold for cash. There were no underwriting discounts or commissions involved in the sale of these securities.

ITEM 11.  DESCRIPTION OF SECURITIES

    The Company is presently authorized to issue 20,000,000 shares of common stock, $.001 par value per share, and 5,000,000 shares of preferred stock, $.001 par value per share. The Company presently has 11,409,500 shares of common stock outstanding. The holders of common stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution or winding up of the affairs of the Company; (iii) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund applicable thereto; and (iv) are entitled to one non-cumulative vote per share, on all matters which Shareholders may vote on at all meetings of Shareholders.

NON-CUMULATIVE VOTING

     The holders of Shares of common stock of the Company do not have cumulative voting rights which means that the holders of more than fifty percent (50%) of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

A.    Indemnification provided by statute:
------------------------------------------

      Sections 78.037, 78.295, 78.300, 78.7502, 78.751 and 78.752 of the
Nevada Revised Statutes offer limitation of liability protection for officers and directors and/or indemnification protection of officers, directors, employees and agents of the Company, and provide as follows:

NRS 78.037 Articles of incorporation: Optional provisions. The articles of incorporation may also contain:

          1. A provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but such a provision must not eliminate or limit the liability of a director or officer for:
                    (a) Acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or
                    (b) The payment of distributions in violation of NRS
          78.300.
          2. Any provision, not contrary to the laws of this state, for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting or regulating the powers of the corporation or the rights, powers or duties of the directors, and the stockholders, or any class of the stockholders, or the holders of bonds or other obligations of the corporation, or governing the distribution or division of the profits of the corporation.

NRS 78.295. Liability of directors for declaration of distributions. A director is fully protected in relying in good faith upon the books of account of the corporation or statements prepared by any of its officials as to the value and amount of the assets, liabilities or net profits of the corporation, or any other facts pertinent to the existence and amount of money from which distributions may properly be declared.

NRS 78.300 Liability of directors for unlawful distributions.
          1. The directors of a corporation shall not make distributions to stockholders except as provided by this chapter.
          2. In case of any willful or grossly negligent violation of the provisions of this section, the directors under whose administration the violation occurred, except those who caused their dissent to be entered upon the minutes of the meeting of the directors at the time, or who not then being present caused their dissent to be entered on learning of such action, are jointly and severally liable, at any time within 3 years after each violation, to the corporation, and, in the event of its dissolution or insolvency, to its creditors at the time of the violation, or any of them, to the lesser of the full amount of the distribution made or of any loss sustained by the corporation by reason of the distribution to stockholders.

NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.
          1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

          2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.
          3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys fees, actually and reasonably incurred by him in connection with the defense.

NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.
          1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:
                    (a) By the stockholders;
                    (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
                    (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
                    (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.
          2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.
          3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

                    (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.
                    (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

NRS 78.752. Insurance and other financial arrangements against liability of directors, officers, employees and agents.

          1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.
          2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:
                    (a) The creation of a trust fund.
                    (b) The establishment of a program of self-insurance.
                    (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.
                    (d) The establishment of a letter of credit, guaranty or surety.
     No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.
          3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person s stock or other securities is owned by the corporation.
          4. In the absence of fraud:
                    (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and
                    (b) The insurance or other financial arrangement:
                              (1) Is not void or voidable; and
                              (2) Does not subject any director approving it to
               personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.
          5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

B.  Indemnification provided by the Articles of Incorporation
--------------------------------------------------------------

    The TENTH article of the Company's Articles of Incorporation limits the liability exposure of officers and directors of the Company for damages. It provides as follows: No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director of officer; provided however, that the foregoing provision shall not eliminate or limit the liability or a director or officer
(i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of
Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts of omissions prior to such repeal or modification.

C.  Indemnification provided by the By-Laws of the Company
-----------------------------------------------------------

    Article VII, INDEMNIFICATION, of the Company's By-Laws provides for the following indemnification protections: Except as hereinafter stated otherwise, the Corporation shall indemnify all of its officers and directors, past, present and future, against any and all expenses incurred by them, and each of them including but not limited to legal fees, judgments and penalties which may be incurred, rendered or levied in any legal action brought against any or all of them for or on account of any act or omission alleged to have been committed while acting within the scope of their duties as officers or directors of this Corporation.

          As of the date hereof, the Company has no contracts in effect providing any indemnitee with any specific rights of indemnification although the Company's bylaws authorize its Board of Directors to enter into and deliver such contracts to provide an indemnitee with specific rights of indemnification in addition to the rights provided in the Articles and Bylaws to the fullest extent provided under Nevada law. The Company has no special insurance against liability although the Company's bylaws provide that the Company may, unless prohibited by Nevada law, maintain such insurance.

ITEM 13.  FINANCIAL STATEMENTS

                SILVER STATE VENDING CORPORATION
                 (A DEVELOPMENT STAGE COMPANY)
                      FINANCIAL STATEMENTS
                       DECEMBER 31, 1998

TABLE OF CONTENTS

                                                                  Page Number

ACCOUNTANT'S REPORT                                                        1

FINANCIAL STATEMENT:

     Balance Sheet                                                         2
     Statement of Operations and Deficit
      Accumulated During the Development Stage                             3

     Statement of Changes in Stockholders' Equity                          4

     Statement of Cash Flows                                               5

     Notes to the Financial Statements                                    6-7

DAVID E. COFFEY 3651 Lindell Rd. - Suite H Las Vegas, NV 89103
CERTIFIED PUBLIC ACCOUNTANT  (702) 871-3979

To the Board of Directors and Stockholders of Silver State Vending Corporation
Las Vegas, Nevada

     I have audited the accompanying balance sheet of Silver State Vending Corporation (development stage company) as of December 31, 1998 and the related statements of operations, cash flows and changes in stockholders' equity for the period from September 30, 1996 (date of inception) to December 31, 1998. These financial statements are the responsibility of Silver State Vending Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion.

     In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Silver State Vending Corporation as of December 31, 1998 and the results of operations, cash flows and changes in stockholders' equity for the year then ended in conformity with generally accepted accounting principles.

/s/ DAVID COFFEY C.P.A.
David Coffey C.P.A.
March 12,1999

SILVER STATE VENDING CORPORATION
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
DECEMBER 31, 1998

ASSETS

Cash                                                                 $ 9,776
Organizational costs less accumulated
   amortization of $1,887                                              2,298
Deposits                                                                 420
Prepaid expenses                                                         445
Equipment less accumulated
   depreciation of $63                                                 6,267
                                                                       ------
   Total Assets                                                      $19,206

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable:
   Trade                                                                 875
                                                                        -----
   Total Liabilities                                                     875

Stockholders' Equity
   Common stock, authorized 20,000,000 shares
   at $.001 par value, issued and outstanding
   11,409,500 shares                                                  11,409
   Preferred stock, 5,000,000 shares
   at $.001 per value, no shares issued
   or outstanding                                                          0
   Additional paid-in capital                                         16,986
   Deficit accumulated during
   the development stage                                             (10,064)
                                                                       ------
   Total Stockholders' Equity                                         18,331

 Total Liabilities and Stockholders' Equity                           19,206
                                                                      ======
The accompanying notes are an integral part of these financial statements.

SILVER STATE VENDING CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR THE YEAR ENDED December 31, 1998
(With Cumulative Figures From Inception)

                                                                Inception
                                       Year ended               Sept. 30,1996
                                       Dec. 31, 1998            To Date
                                       -------------            -------------
Sales                                    $      905            $         905
Cost of sales                                  (317)                    (317)
                                                ---                       ---
Gross margin                                    588                      588

Expenses
   Accounting                                 2,500                    2,500
   Amortization                                 837                    1,887
   Advertising                                  125                      125
   Consulting                                 1,920                    3,920
   Depreciation                                  63                       63
   Licenses and fees                            278                      636
   Office expenses                              492                      566
   Rent                                         623                      623
   Travel                                       332                      332
                                              -----                    ------
Total expenses                                7,170                   10,652

Net loss                                     (6,582)           $     (10,064)
                                                                      ======
Deficit accumulated,
beginning of year                            (3,482)
                                              -----
Deficit accumulated during
the development stage                    $  (10,064)

The accompanying notes are an integral part of these financial statements.

SILVER STATE VENDING CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD FROM September 30, 1996 (Date of Inception)
To December 31, 1998

                                            Additional
                      Common Stock          Paid-in
                      Shares     Amount     Capital                    Total
                     -------     ------      -------                    -----
Balance,
September 30, 1996          $          $                $                --

Issuance of common
stock for services   8,000,000    8,000            0                   8,000

Issuance of common   1,000,000    1,000            0                   1,000
stock for cash

Less net loss                0        0            0                    (210)
                     ---------    -----        -----                    -----
Ba1ance,
December 31, 1996    9,000,000    9,000            0                   8,790

Issuance of common
stock for cash       2,409,500    2,409       21,686                  24,095
Less offering cost           0        0       (4,100)                 (4,100)
Less net loss                0        0            0                  (3,272)
                    ----------   ------       ------                   ------
Balance,
December 31, 1997   11,409,500   11,409       17,586                  25,513

Less net loss                0        0            0                  (6,582)
Less offering cost           0        0         (600)                   (600)
                    ----------   ------       ------                   ------

Balance,
December 31, 1998   11,409,500 $ 11,409   $   16,986      $           18,331
                    ==========   ======       ======                  ======

The accompanying notes are an integral part of these financial statements.

SILVER STATE VENDING CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED December 31, 1998
(With Cumulative Figures From Inception)

                                                               Inception
                                        Year ended             Sept. 30,1996
                                        Dec. 31, 1998          To Date
                                        --------------           ------------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net loss$                                 $   (6,582)     $          (10,064)
Noncash expenses included in net loss
   Amortization                                  837                   1,887
   Depreciation                                   63                      63
Increase in accounts payable                  (1,310)                    875
Increase in deposits                               0                    (420)
Increase in prepaid expenses                    (445)                   (445)
                                              ------                   ------
    NET CASH PROVIDED BY
    OPERATING ACTIVITIES                      (7,437)                (8,104)

CASH FLOWS USED BY INVESTING ACTIVITIES
   Organizational costs                            0                     185
   Purchase of equipment                       6,330                   6,330
                                               -----                   -----
    NET CASH USED BY
    INVESTING ACTIVITIES                       6,330                   6,515

CASH FLOWS FROM FINANCING ACTIVITIES
    Sale of common stock                           0                   3,409
    Additional paid-in capital                     0                  21,686
    Less offering costs                         (600)                   (700)
                                               -----                    -----
    NET CASH PROVIDED BY
    FINANCING ACTIVITIES                        (600)                 24,395
                                              ------                   ------
    NET INCREASE IN CASH                     (14,367)     $            9,776
                                                                       =====
CASH AT BEGINNING OF PERIOD                   24,143
                                              ------
    CASH AT END OF PERIOD                $     9,776
                                               =====

Supplemental disclosure of cash flow information:
   Issuance of common stock in exchange
   for services                          $     8,000      $            8,000

The accompanying notes are an integral part of these financial statements.

SILVER STATE VENDING CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998

NOTE A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Company was incorporated on September 30, 1996 under the laws of the state of Nevada. The business purpose of the Company is to provide vending services to Southern
        Nevada.

        The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B  ORGANIZATION COSTS

        Organization costs are capitalized and amortized over 60 months.

NOTE C  OFFERING COSTS

        The offering costs which were incurred by the Company in connection with the public offering were offset against the net proceeds of the stock offering.

NOTE D  EQUIPMENT

        The vending equipment is carried at cost. Expenditures for the maintenance and repair are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

        Depreciation of the vending equipment is provided for using the straight-line method over the estimated useful lives for both federal income tax and financial reporting.

        Only three of the thirty vending machines purchased are currently producing income. The other machines are awaiting vending locations.

NOTE E  COMMON STOCK

        The Company retained two of its stockholders and issued them eight million shares of common stock in exchange for their services. One of the stockholders was retained as legal counsel in connection with public stock offering and the other was retained in connection with the organization of the Company and preparation of the business plan. These services were valued at $8,000 of $.001 per share.

SILVER STATE VENDING CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998

NOTE E  CONTINUED

        The Company completed a public stock offering in December of 1997 and sold 2,409,500 shares of its common stock for $24, 095 at $.10 per share. The net proceeds of the offering will be used to provide vending services to Southern
        Nevada.

NOTE F  RELATED PARTY TRANSACTIONS

        The Company has paid two of its officers $1,000 each for serving in these position during the initial development stage of the Company.

        The Company retained two of its stockholders and issued them eight million shares of common stock in exchange for their services. One of the stockholders was retained as legal counsel in connection with public stock offering and the other was retained in connection with the organization of the Company and preparation of the business plan. These services were valued at $8,000 of $.001 per share.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     The Company has used the same independent accountant since its inception in September of 1996 and has not had any disagreements with said independent accountant.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a) The Company's financial statements for the period from inception to December 31, 1998 are included herein under Item 13 of this Registration Statement.

(b) The following exhibits are furnished as required by Item 601 of Regulation S-B.

Exhibit No.    Description

3.0 Certificate of Incorporation of Silver State Vending Corporation consisting of Articles of Incorporation filed with the Secretary of State of the State of Nevada on September 30, 1996, filed with SEC in this Registration Statement.

3.1 By-Laws of Silver State Vending Corporation, dated September 30, 1996, are attached hereto, filed with SEC in this Registration Statement.

4.0            Common Stock certificate, filed with SEC in this Registration
               Statement.

27.0 Financial Data Schedule for the period ending 12/31/98, filed with the SEC in this Registration Statement.

                                 SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Silver State Vending Corporation
                                     (Registrant)

Date:   March 12, 1999               By: /s/ RAOUL RAMIREZ
                                     --------------------------------
                                     Raoul Ramirez
                                     President, Chief Executive Officer and
                                     Director